

November 9, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Edwin A. Reilly
Chief Executive Officer
Aquamer Medical Corp.
8 Algonquian Drive
Natick, Massachusetts 01760

> **Re: Aquamer Medical Corp.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Amendment 1 to Form 10-Q for the Quarter Ended March 31, 2010**
> **Form 8-K filed on August 20, 2010**
> **File No. 000-52327**

Dear Mr. Reilly:

We have reviewed your response letter dated November 3, 2010 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended

1.   We note your response to prior comment 2 and footnotes 7 and 8 on page 18 of the preliminary proxy statement that you filed on November 5, 2010. If James Bolton beneficially owns the shares held in the name of ThermaFreeze, those shares must be included in his total ownership in the table. In this regard, please provide us your analysis of how the previous sentence of this comment affects your disclosure required by Regulation S-K Item 405.

Amendment 1 to the Form 10-Q for the Quarter Ended March 31, 2010

Note 5 - Asset Acquisition and Formation of Aquamer Shipping Corp.

2.   We note your response to prior comment 3. Please amend this filing and your June 30, 2010 Form 10-Q to include the revised disclosures similar to the proposed disclosures included within your responses.

Form 8-K filed on August 20, 2010

3.   We note your response to prior comment 4. We note that you are planning on accounting for the transaction with Urban Agriculture Corporation (UAC) on a historical cost basis. Please provide to us a more detailed analysis on why you are planning to account for this transaction at historical cost. Within your analysis, please explain to us how you determined that historical cost in the UAC transaction is the equivalent to fair value. Refer to the guidance in Topic 820 of the FASB Accounting Standards Codification.

4.   We note that you filed a Form 8-K filed on October 29, 2010 that contained pro forma financial information pursuant to Rule 8-05 of Regulation S-X related to your transaction with UAC. However, we do not see where you have filed historical audited financial statements pursuant to Rule 8-04 of Regulation S-X. Please provide us with your analysis as to whether the acquisition of UAC meets the definition of a business under Rule 11-01(d) of Regulation S-X, for which separate audited financial statements would be required.

5.   Further to the above, we note from your response to prior comment 4 that you revised your valuation of the UAC transaction from your original valuation disclosed in your Form 8-K filed on October 29, 2010. Consistent with your response to prior comment 4, please amend your pro forma financial statements contained within your Form 8-K filed on October 29, 2010.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639, Eric Atallah, Reviewing Accountant, at (202) 551-3663, or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269, or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief

cc (by facsimile): Eric Hellige, Esq. (212) 798-6380